SEGALL BRYANT & HAMILL TRUST

FILED VIA EDGAR

October 31, 2022

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Segall Bryant & Hamill Trust (CIK No. 357204) Request for Withdrawal of Amendment to Registration Statement on Form N-1A

Dear Sir or Madam:

Segall Bryant &Hamill Trust (the “Trust”) filed Post-Effective Amendment No. 122 to the Trust’s Registration Statement filed pursuant to Rule 485(a) on behalf of the CI Cabana Focused Consumer Cyclicals & Services Sector ETF, CI Cabana Focused Consumer Non-Cyclicals Sector ETF, CI Cabana Focused Energy Sector ETF, CI Cabana Focused Financial Sector ETF, CI Cabana Focused Health Care Sector ETF, CI Cabana Focused Industrials Sector ETF, CI Cabana Focused Non-Energy Materials Sector ETF, CI Cabana Focused Real Estate Sector ETF, CI Cabana Focused Technology Sector ETF, and CI Cabana Focused Utilities Sector ETF on April 8, 2022 (SEC Accession No. 0001580642-22-002025) (the “Amendment”). The Trust has determined that the filing of the Amendment is no longer advisable to the Trust or its shareholders, and therefore, it is in the best interests of the Trust and the public that the filing be withdrawn. No securities were sold in connection with the offering. The Trust requests that the Amendment be withdrawn pursuant to Rule 477(a) under the Securities Act of 1933.

It is Trust’s understanding that this application for withdrawal of the Amendment will be deemed granted as of the date that it is filed with the Securities and Exchange Commission (“SEC”) unless the Trust receives notice from the SEC otherwise.

Please direct any comments or questions concerning this letter to me at 513-869-4262.

Very truly yours,

SEGALL BRYANT AND HAMILL TRUST

By: /s/ Maggie Bull

Maggie Bull, Secretary